For: B+H Ocean Carriers Ltd.

From: Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Refinancings and Unaudited Results for the Nine Month and Third Quarterly Periods Ended September 30, 2006

NEW YORK, NEW YORK, November 1, 2006. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) today announced that it had concluded an $8 million credit facility with Nordea Bank Norge ASA and a $12 million credit facility with DvB Bank. The $8 million facility was drawn down on September 7, 2006 and is secured by the Company’s 50% interest in Nordan OBO II Inc. The $12 million facility was drawn down on October 17, 2006 and is secured by the 1988-built, double-sided, 61,000 DWT Panamax product tanker acquired in June.

The Company reported unaudited net income of $17.0 million or $2.43 per share basic and $2.35 per share diluted, for the nine months ended September 30, 2006, compared to unaudited net income of $15.0 million, or $2.78 per share basic and $2.66 diluted, for the nine months ended September 30, 2005. EBITDA for the nine months ended September 30, 2006 was $35.0 million as compared to $27.0 million for the comparable period of 2005. Basic earnings per share calculations are based on weighted average shares outstanding of 6,979,449 and 5,405,971 respectively, for the nine months ended September 30, 2006 and 2005. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,196,396 and 5,658,453 respectively, for the nine months ended September 30, 2006 and 2005. The increase in the weighted average number of shares outstanding is due to the issuance of 3,243,243 shares in the Company’s $60 million Equity Offering in May 2005.

The Company reported unaudited net income of $3.3 million or $0.47 per share basic and $0.45 per share diluted, for the three months ended September 30, 2006, compared to unaudited net income of $6.5 million, or $0.91 per share basic and $0.88 diluted, for the three months ended September 30, 2005. EBITDA for the three months ended September 30, 2006 was $11.1 million as compared to $10.2 million for the comparable period of 2005. Basic earnings per share calculations are based on weighted average shares outstanding of 6,980,534 and 7,512,090 respectively, for the three months ended September 30, 2006 and 2005. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,188,430 and 7,387,719 respectively, for the three months ended September 30, 2006 and 2005.

  The following is a discussion of our financial condition and results of operations for the nine month and quarterly periods ended September 30, 2006 and 2005.

Nine months ended September 30, 2006 (unaudited) versus September 30, 2005 (unaudited)

Revenues

Revenues increased $16.9 million in the nine months ended September 30, 2006 over the comparable period in 2005 and time-charter equivalent (“TCE”) revenue increased $12.8 million or 27% for the nine months ended September 30, 2006 over the nine months ended September 30, 2005. TCE revenue represents gross revenue less voyage related expenses. This measure is used to compare time-charter and voyage revenues. The increases in revenue and TCE are due to the increase in the number of vessels in the fleet. The Company, through wholly-owned subsidiaries, acquired one combination carrier and one Panamax product tanker in the third quarter of 2005 and one combination carrier in the first quarter of 2006. The Company sold one MR product tanker in the third quarter of 2005. In addition, the three combination carriers acquired in the first quarter of 2005 were owned for 620 days in the nine months ended September 30, 2005 versus 819 days in the nine months ended September 30, 2006.

Other revenue includes $0.9 million earned in respect of the combination carrier acquired in 2006, in lieu of time-charter revenue, from the January 15, 2006 effective date of the purchase until the closing date and $0.4 million representing settlement proceeds from the Company’s claim against Enron for lost time-charter revenue.

Voyage expenses

Voyage expenses increased $4.1 million in the nine month period ended September 30, 2006 as compared the same period of 2005. This increase is due to the fact that there were 399 voyage days in the nine months ended September 30, 2006 and only 155 voyage days in the same period of 2005. Voyage expenses include port, canal and fuel charges for which the shipowner is responsible on a voyage charter but not when a vessel is on either a time or bareboat charter. In addition, voyage expenses include brokerage commissions on time-charters and other commercial overhead.

Vessel operating expenses

Vessel operating expenses increased $4.9 million from the nine month period ended September 30, 2005 to the same period of 2006. The increase is due to the increase in the number of vessels comprising the fleet, as noted above, including those purchased during the first half of 2005 which were owned for the full nine month period in 2006.

Vessel depreciation

Vessel depreciation increased $3.7 million for the nine month period ended September 30, 2006 as compared to the comparable period of 2005. This increase is due to the increase in the number of vessels and to the higher cost of the vessels as compared to the MR fleet.

General and administrative expenses

Management fees increased by $0.3 million, or 52%, to $0.9 million for the nine month period ended September 30, 2006 as compared to $0.6 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred. Consulting, professional and other expenses increased $0.5 million or 40%. A portion of the increase is attributable to an increase in consulting fees and the balance is attributable to costs for director and officers insurance and travel and representation expenses.

Interest expense and interest income

The $3.7 million (99%) increase in interest expense for the nine months ended September 30, 2006, as compared to the same period in 2005, is due to the increase in debt for the acquisition of two vessels in the third and fourth quarters of 2005 and the acquisition of a combination carrier in 2006. The outstanding debt increased $62 million from September 30, 2005 to September 30, 2006. In addition, the average daily rate (exclusive of applicable margin) for borrowings was 5.01% for the nine months ended September 30, 2006 versus an average daily rate of 3.11% for the nine month period ended September 30, 2005. The increase in interest income of $0.8 million is also due to the increase in interest rates. In addition, the average cash balance for the first nine months of 2006 was $50.9 million as compared to the average cash balance for the same period of 2005 of $38.7 million.

Equity in income of Nordan OBO II

Equity in income of Nordan OBO II of $1.0 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party.

Gain on fair value of interest rate swaps

The Company entered into two interest rate swaps during 2005 which are required to be marked to market through the statement of income. The net increase in the value of these swaps from January 1, 2006 to September 30, 2006 was $0.3 million.

Quarter Ended September 30, 2006 (unaudited) versus September 30, 2005 (unaudited)

Revenues

Revenues from voyage and time charters increased $4.8 million or 25% from the three month period ending September 30, 2005 and time-charter equivalent (“TCE”) revenue increased $2.7 million or 15% from the second quarter of 2005 to the same period of 2006. TCE revenue represents gross revenue less voyage related expenses. This measure is used to compare time-charter and voyage revenues.

The increases in revenue and TCE are predominantly due to the vessel acquisitions made in 2005 and 2006. The Company, through wholly-owned subsidiaries, acquired one combination carrier and one Panamax product tanker in the third quarter of 2005, one combination carrier and a 50% interest in another combination carrier during the first quarter of 2006 and one Panamax product tanker at the end of June 2006. One MR product tanker was sold in the third quarter of 2005. In addition, the Company had 168 days of offhire in the third quarter of 2006 versus 7 in the third quarter of 2005. The offhire was comprised of 66 days related to one extensive special survey and major mechanical overhaul, 92 days related to the conversion of one MR tanker to a double hulled vessel, 7 days related to the second scheduled MR conversion and the balance was unscheduled. This offhire reduced the Company’s TCE revenue by approximately $3.3 million. As a result of the acquisitions, disposal and other activity, there was a net increase in revenue earning days of 171 days or 18%.

Other revenue of $0.2 million represents additional settlement proceeds of the Company’s claim against Enron for lost time-charter revenue.

Voyage expenses

Voyage expenses for the quarter ended September 30, 2006 increased $2.1 million or 177% from the quarter ended September 30, 2005. The increase is due to the fact that there were 148 voyage days in the three month period ended September 30, 2006, whereas there were no voyage days during the three month period ended September 30, 2005. Voyage expenses include port, canal and fuel charges for which the ship owner is responsible on a voyage charter but not when a vessel is on either a time or bareboat charter. In addition, voyage expenses include brokerage commissions on time-charters and other commercial overhead.

Vessel operating Expenses

Vessel operating expenses for the quarter ended September 30, 2006 increased $1.5 million or 21% as compared to the comparable period in 2005. This increase is the result of the increase in number of vessels comprising the Company’s fleet, as described above. Additionally, the vessels acquired since the second quarter of 2005 are on average larger and more complex and therefore more expensive to operate than the former fleet.

Vessel depreciation

Vessel depreciation for the quarter ended September 30, 2006 increased $1.3 million over the quarter ended September 30, 2005. This increase is due to the acquisitions made, as discussed above.

Consulting and professional fees and other expenses

Consulting and professional fees and other expenses increased $0.3 million from the three months ended September 30, 2005 to the three months ended September 30, 2006. One-half of the increase is for consulting fees and the balance is for legal fees.

Interest expense and interest income

The $1.2 million (75%) increase in interest expense for the quarter ended September 30, 2006, as compared to the same period in 2005, is due to the increase in debt for the acquisition of two vessels in the third and fourth quarters of 2005 and the acquisition of a combination carrier in 2006. The outstanding debt increased $62 million from September 30, 2005 to September 30, 2006. In addition, the average daily rate (exclusive of applicable margin) for borrowings was 5.35% for the three months ended September 30, 2006 versus an average daily rate of 3.59% for the three month period ended September 30, 2005. The decrease in interest income of $0.1 million is due to the decrease in cash. The average cash balance in the 3rd quarter of 2006 was $43.7 versus the average cash balance of $59.2 for the 3rd quarter of 2005.

Equity in income of Nordan OBO II

Equity in income of Nordan OBO II of $0.2 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party.

Gain on fair value of interest rate swaps

The Company entered into two interest rate swaps during 2005 which are required to be marked to market through the statement of income. The net increase in the value of these swaps from January 1, 2006 to March 31, 2006 was $0.9 million, the net increase in the value of these swaps from April 1, 2006 to June 30, 2006 was $0.5 million and the net decrease in the value of these swaps from July 1, 2006 to September 30, 2006 was $1.1 million.

Liquidity and Capital Resources

Cash at September 30, 2006, amounted to $52.0 million, a decrease of $8.8 million as compared to December 31, 2005. The decrease in the cash balance is attributable to outflows for investing activities of $29.0 million and outflows for financing activities of $8.2 million. This was offset by cash flow from operations of $28.4 million.

The outflow for investing activities is attributable to the purchase and investment in vessels of $17.9 million and the net investment in Nordan OBO II of $11.3 million. This was offset by an increase in marketable securities of $0.2 million.

The outflow for financing activities is primarily attributable to the repayment of long-term debt of $14.6 million, the purchase of treasury stock of $2.9 million, payments for debt issuance costs of $0.8 million and payments for common stock issuance costs of $0.2 million. This was offset by mortgage proceeds of $10.3 million.

The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company’s fleet currently consists of 15 vessels, including six medium range product tankers, six combination carriers and a 50% interest in another and two panamax product carriers. Nine of the vessels are currently fixed on long-term time charters, which varied in original length of between one and five years. The remaining six vessels are operating in the spot market, three of which are currently on short term time charters.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies. The Company believes that this measurement is meaningful because it is widely applied by research analysts for shipping company valuations. TCE revenue represents gross revenue less voyage related expenses. This measure is used to compare time-charter and voyage revenues. Changes in the composition of the Company’s fleet and type of revenue make it necessary to use the TCE measure for period to period analysis.

B+H Ocean Carriers Ltd.
Unaudited Consolidated Balance Sheets

	Unaudited	Audited	Unaudited
ASSETS	September 30, 2006	December 31, 2005	September 30, 2005
CURRENT ASSETS:
Cash and cash equivalents	$51,986,210	$60,827,651	$42,834,579
Marketable securities	419,135	567,566	215,731
Trade accounts receivable, less allowance for doubtful accounts of $229,000 at September 30, 2006 and December 31, 2006 and $137,000 at September 30, 2005	1,662,812	2,258,572	408,324
Cash on deposit	-	-	2,430,000
Inventories	1,435,144	855,086	527,924
Prepaid expenses and other current assets	1,207,146	1,210,915	758,879
Total current assets	56,710,447	65,719,790	47,175,437

Vessels, at cost:
Vessels	305,786,054	249,067,385	224,762,369
Less - Accumulated depreciation	(46,635,559)	(34,900,653)	(31,298,497)
	259,150,495	214,166,732	193,463,872

Investment in Nordan OBO II Ltd	11,324,141	-	-
Other assets	2,062,473	1,536,764	1,297,330
Fair value of derivative asset	330,108	-	-

Total assets	$329,577,664	$281,423,286	$241,936,639

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,203,655	$4,025,919	$2,798,123
Accrued liabilities	3,771,982	1,747,909	2,641,553
Accrued interest	956,713	454,620	454,740
Current portion of mortgage payable	34,815,472	32,602,000	28,000,000
Deferred income	2,505,721	2,727,416	3,486,246
Deferred income - long term charters	3,905,000	2,688,000	-
Other liabilities	59,913	59,836	8,345
Total current liabilities	52,218,456	44,305,700	37,389,007

Unsecured debt	31,865,937	-	-
Long term debt	111,450,000	117,063,472	88,265,472

Commitments and contingencies	-	-	-

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 6,965,745 shares outstanding as of
September 30, 2006; 7,081,920 shares outstanding as of
December 31, 2005 and September 30, 2005	75,572	75,572	75,572
Paid-in capital	93,796,954	94,042,310	94,336,805
Retained earnings	46,849,842	29,905,939	24,835,709
Treasury stock	(6,679,097)	(3,969,707)	(2,965,926)
Total shareholders' equity	134,043,271	120,054,114	116,282,160
Total liabilities and shareholders' equity	$329,577,664	$281,423,286	$241,936,639

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Income

	For the nine	For the nine	For the three	For the three
	months ended	months ended	months ended	months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Revenues:
Voyage, time and bareboat charter revenues	$68,658,704	$51,775,369	$23,603,298	$18,818,679
Other revenue	1,287,437	16,473	$205,841	-
Total revenues	69,946,141	51,791,842	23,809,139	18,818,679

Operating expenses:
Voyage expenses	8,659,642	4,604,935	3,243,025	1,169,007
Vessel operating expenses, drydocking and survey costs	23,959,291	19,087,168	8,621,893	7,127,871
Vessel depreciation	11,734,907	8,072,271	4,202,768	2,927,763
Amortization of deferred charges	260,882	166,504	96,667	-
Gain on sale of vessel		(828,115)		(828,115)
General and administrative:
Management fees to related party	864,536	567,576	331,054	193,088
Consulting and professional fees, and other expenses	2,999,707	2,148,688	954,963	681,863
Total operating expenses	48,478,965	33,819,027	17,450,370	11,271,477

Income from vessel operations	21,467,176	17,972,815	6,358,769	7,547,202

Other income (expense):
Equity in income of Nordan OBO II	981,219	-	227,917	-
Interest expense	(7,427,417)	(3,718,964)	(2,732,173)	(1,561,630)
Interest income	1,535,263	757,103	443,919	534,290
Gain on trading marketable securities	57,554	17,461	66,937	7,790
Gain on fair value of interest rate swap	330,108	-	(1,112,391)	-
Total other expenses, net	(4,523,273)	(2,944,400)	(3,105,791)	(1,019,550)

Net income	$16,943,903	$15,028,415	$3,252,978	$6,527,652

Basic earnings per common share	$2.43	$2.77	$0.47	$0.91

Diluted earnings per common share	$2.35	$2.65	$0.45	$0.88

Weighted average number of common shares outstanding:
Basic	6,979,449	5,405,971	6,980,534	7,152,090
Diluted	7,196,396	5,658,453	7,188,430	7,387,719

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Cash Flows

	For the nine	For the nine
	months ended	months ended
	September 30, 2006	September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$16,943,903	$15,028,415
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	11,734,907	8,072,271
Amortization of deferred charges	260,882	166,504
Gain on sale of vessels	-	(828,115)
Gain on fair value of marketable securities	(57,554)	(17,461)
Gain on fair value of interest rate swaps	(330,108)	-
Stock compensation expense	156,424	-

Changes in assets and liabilities:
Decrease in trade accounts receivable	595,760	5,137,180
(Increase) decrease in inventories	(580,058)	242,457
Decrease in prepaid expenses and other assets	3,769	7,949
Increase (decrease) in accounts payable	2,177,736	(2,532,905)
Increase in accrued liabilities	2,024,073	342,729
Increase in accrued interest	502,093	186,898
Increase in deferred income	995,305	2,186,832
Increase (decrease) in other liabilities	77	(67,741)
Payments for special surveys	(6,020,478)	(2,079,856)
Total adjustments	11,462,828	10,816,742
Net cash provided by operating activities	28,406,731	25,845,157

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(17,938,192)	(143,450,000)
Investment in Nordan OBO II	(14,074,141)	-
Proceeds from sale of vessel	-	7,918,810
Dividend received from Nordan OBO II	2,750,000	-
Cash on deposit	-	(2,430,000)
Increase in marketable securities	205,985	-
Net cash used in investing activities	(29,056,348)	(137,961,190)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt issuance costs	(786,593)	(1,002,518)
Mortgage proceeds	10,263,000	102,000,000
Purchase of treasury stock	(2,907,289)	-
Proceeds from re-issuance of treasury shares	30,770	61,540
Issuance of common stock, net of issuance costs	(234,649)	56,828,568
Payments of long-term debt	(14,557,063)	(15,000,000)
Net cash (used in) provided by financing activities	(8,191,824)	142,887,590

Net (decrease) increase in cash and cash equivalents	(8,841,441)	30,771,557
Cash and cash equivalents, beginning of period	60,827,651	12,063,022
Cash and cash equivalents, end of period	$51,986,210	$42,834,579

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including the Company’s Annual Report on Form 20F and previous announcements, access the Company’s website: www.bhocean.com

Company Contact:     John LeFrere
           917.225.2800